UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Alcon Inc.
(Exact name of the registrant as specified in its charter)

Switzerland	001-31269
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

Rue Louis-d'Affry 6, 1701 Fribourg, Switzerland
(Address of principal executive offices)

Royce Bedward
Senior Vice President, General Counsel & Corporate Secretary
Chemin de Blandonnet 8, 1214 Vernier, Geneva, Switzerland
Tel: +41 58 911 20 00
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
___ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1. Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Alcon Inc. has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report. Both reports are posted and publicly available at the Alcon corporate website: https://www.alcon.com/about-us/commitment-integrity-and-compliance/

Item 1.02 Exhibit
The Conflict Minerals Report is attached as Exhibit 1.01.

Section 2. Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3. Exhibits
Item 3.01 Exhibits
Exhibit No.     Description
1.01Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALCON INC.

Date:	May 28, 2025	By:	/s/ Royce Bedward
Name: Royce Bedward
Title: Authorized Representative

Date:	May 28, 2025	By:	/s/ Tom Hudnall
Name: Tom Hudnall
Title: Authorized Representative